Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

AMBER ROAD, INC.

at

$13.05 PER SHARE, NET IN CASH

Pursuant to the Offer to Purchase dated June 3, 2019

by

CHICAGO MERGER SUB, INC.

an indirect wholly owned subsidiary of

EAGLE PARENT HOLDINGS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON JULY 1, 2019 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED

June 3, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Chicago Merger Sub, Inc., a Delaware corporation (the “Offeror”) and an indirect wholly owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), to act as information agent (“Information Agent”) in connection with the Offeror’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Amber Road, Inc., a Delaware corporation (“Amber Road”), at a purchase price of $13.05 per Share, net to the holders thereof, payable in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time as permitted under the Merger Agreement described below, collectively constitute the “Offer”). Parent and the Offeror are controlled by certain equity funds managed by Insight Venture Management, LLC, a Delaware limited liability company. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF AMBER ROAD (THE “AMBER ROAD BOARD”) UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The Offer is subject to the conditions described in Section 14—“Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	the Offer to Purchase, dated June 3, 2019;

2.	the Letter of Transmittal to be used by stockholders of Amber Road in accepting the Offer and tendering Shares, including an Internal Revenue Service Form W-9;

3.

the Notice of Guaranteed Delivery to be used to accept the Offer if Shares to be tendered and/or all other required documents cannot be delivered to Continental Stock Transfer and Trust (the “Depositary and Paying Agent”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

4.	Amber Road’s Solicitation/Recommendation Statement on Schedule 14D-9;

5.

the form of letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	the return envelope addressed to the Depositary and Paying Agent for your use only.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at one minute after 11:59 p.m. Eastern Time on July 1, 2019, unless the Offer is extended or earlier terminated. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after August 2, 2019, pursuant to Securities and Exchange Commission regulations.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 12, 2019, by and among Amber Road, Parent, the Offeror, and, solely for purposes of Section 9.17, E2open, LLC (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions set forth therein, the Offeror has agreed to merge with and into Amber Road, with Amber Road surviving as an indirect wholly owned subsidiary of Parent (the “Merger”).

The Amber Road Board has unanimously (a) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are fair to and in the best interests of Amber Road and its stockholders, (b) declared it advisable for Amber Road to enter into the Merger Agreement, (c) approved the execution, delivery and performance by Amber Road of the Merger Agreement and the consummation of the Transactions, (d) resolved that the Merger may be effected pursuant to Section 251(h) of the Delaware General Corporation Law and that the Merger shall be consummated as soon as practicable following the first time Parent or Purchaser accepts any Shares for payment in accordance with the terms of the Offer, and (e) resolved to recommend that Amber Road’s stockholders tender their Shares pursuant to the Offer, and to include the company board recommendation in the Schedule 14D-9 when disseminated to Amber Road’s stockholders.

For Shares to be validly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an “Agent’s Message” (as defined in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase) in the case of book- entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery.

Neither Parent nor the Offeror will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Offeror will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Offeror will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent, at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at the Offeror’s expense.

Very truly yours,

Georgeson

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF PARENT, THE OFFEROR, AMBER ROAD, THE INFORMATION AGENT, THE DEPOSITARY AND PAYING AGENT, OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.